FOR IMMEDIATE RELEASE	Contact:	Joanne Saunders
VP of Marketing
Leading Brands, Inc.
866 685-5200 ext. 288
jsaun@LBIX.com

TRUEBLUE® AND TOMMY BAHAMA PARTNER FOR
VANCOUVER GRAND OPENING

Celebrating Tommy Bahama’s Grand Opening With an Exciting TrueBlue Experience

VANCOUVER, CANADA, April 5, 2006, LEADING BRANDS, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, proudly announces an exclusive partnership between Tommy Bahama and TrueBlue® Blueberry Juice Cocktails.

Tommy Bahama and TrueBlue® Blueberry Juice Cocktails are working together for the grand opening of Tommy Bahama’s new location at Oakridge Centre in Vancouver, BC, Canada. TrueBlue® Blueberry Juice Cocktail and TrueBlue® Blueberry Martinis will be served to V.I.P. clients, media and guests at a celebration on April 21st, 2006. This event will introduce TrueBlue® to hundreds of Tommy Bahama’s guests for a unique marketing and sampling opportunity.

TrueBlue® Blueberry Juice Cocktails were launched in early 2005. Lightly sweetened with cane sugar, (not high fructose corn syrup) the product is ‘all natural’ and formulated to comply with the most strict health food requirements. Each 16oz (473mL) serving contains as much juice as a full serving of fresh blueberries. With 25% fewer calories per serving than most cranberry-based products, TrueBlue® is also a preferred dietary choice for health-conscious consumers.

TrueBlue® is available in five delicious flavors: Blueberry, Blueberry-Cranberry, Blueberry-Pomegranate, Blueberry-Green Tea, and Blueberry-Raspberry, all high in antioxidants. TrueBlue® is available in major grocery chains across Canada and in 43 US States. Two conveniently-sized 64oz (1.89L) and 16oz (473mL) PET bottles are offered at retail. For details on TrueBlue® please visit www.trueblueberry.com.

Tommy Bahama, a lifestyle brand which celebrates relaxation and the best of living, was founded in 1992 and currently operates 7 locations in Canada. Its retail stores offer casual, comfortable sportswear, swimwear, footwear and accessories for men and women, as well as signature Tommy Bahama home and gift items. Tommy Bahama’s philosophy is the laid-back state of mind where the ultimate goal is the weekend that never ends. For more information, please log onto www.tommybahama.com.

To request interviews, samples or photos, please contact Joanne Saunders at the number above.

This news release is available at www.LBIX.com

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals®, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

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©2006 Leading Brands, Inc.

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